Exhibit 99.1

Verona Pharma Announces Director Purchases and Related Party Transactions

April 28, 2017, LONDON — Verona Pharma plc (AIM: VRP) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on developing and commercialising innovative therapeutics for the treatment of respiratory diseases with significant unmet needs, makes the following announcement further to the announcement released yesterday in respect of the Global Offering and the Shareholder Private Placement.  Capitalised terms in this announcement will have the same meanings to those defined in the announcement released yesterday regarding the Global Offering, unless otherwise indicated.

Director Purchases

Verona Pharma notifies the following transactions by persons discharging managerial responsibilities (“PDMRs”) in its ordinary shares through participation in the Global Offering or, in the case of Dr David Ebsworth, the Shareholder Private Placement.

Name	No. of ADSs to be purchased	No. of ordinary shares to be purchased	Total consideration	Total number of ordinary shares or ADSs held following closing

Dr David Ebsworth	—	13,373	£17,652.36	117,657 (ordinary shares)

Vikas Sinha	22,222	—	$299,997.00	22,222 (ADSs)

The notification of dealing form for each PDMR can be found below.

AIM Rule 13 — Related Party Transactions

Verona Pharma has been informed that certain persons who are related parties as defined in the AIM Rules for Companies (the “AIM Rules”) will be purchasing ADSs or ordinary shares in the Global Offering.  The participation of the following persons in the Global Offering, by virtue of their each owning over 10% of the current issued share capital of Verona Pharma and their respective participations in the Global Offering, each constitutes a related party transaction for the purposes of the AIM Rules.

The independent directors for the purposes of the Global Offering (being all the Directors save for those connected to these organisations participating in the Global Offering as detailed below), having consulted with the Company’s nominated adviser, N+1 Singer, consider that the terms of the related party transactions are fair and reasonable in so far as Verona Pharma’s shareholders are concerned.

Name	No. of ADSs to be purchased	No. of ordinary shares to be purchased	Total consideration

Novo A/S	740,740	—	$9,999,990.00

Funds affiliated with Vivo Ventures	704,225	—	$9,507,037.50

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended (the “Securities Act”). Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the issuer and its management and financial statements. This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / James White

FTI Consulting (UK Media and Investor enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Stephanie Cuthbert / Natalie Garland-Collins	veronapharma@fticonsulting.com

ICR, Inc. (US Media and Investor enquiries)
James Heins	Tel: +1 203-682-8251 James.Heins@icrinc.com
Stephanie Carrington	Tel. +1 646-277-1282 Stephanie.Carrington@icrinc.com

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Dr David Ebsworth

2	Reason for the notification

a)	Position/status	Non-Executive Chairman

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Verona Pharma plc

b)	Legal Entity Identifier	213800EVI6O6J3TIAL06

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary Shares of 5p each

Identification code	ISIN Code: GB00BYW2KH80

b)	Nature of the transaction	Purchase of Ordinary Shares

c)	Price(s) and volume(s)
Price	Volume
£1.32	13,373

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)

e)	Date of the transaction	26 April 2017

f)	Place of the transaction	London Stock Exchange, AIM

1	Details of the person discharging managerial responsibilities / person closely associated

a)	Name	Vikas Sinha

2	Reason for the notification

a)	Position/status	Director

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Verona Pharma plc

b)	Legal Entity Identifier	213800EVI6O6J3TIAL06

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	American Depositary Shares (each American Depositary Share represents eight Ordinary Shares of 5p each in Verona Pharma plc)

Identification code	ISIN Code: US9250501064

b)	Nature of the transaction	Purchase of American Depositary Shares

c)	Price(s) and volume(s)
Price	Volume
$13.50	22,222

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)

e)	Date of the transaction	27 April 2017

f)	Place of the transaction	NASDAQ